

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
Mr. James M. Frates
Senior Vice President and Chief Financial Officer
Alkermes Public Limited Company
Connaught House, 1 Burlington Road
Dublin 4, Ireland D04 C5Y6

> **Re: Alkermes Public Limited Company**
> **Form 8-K**
> **Exhibit No. 2.1 Agreement and Plan of Merger**
> **Filed November 25, 2019**
> **File No. 001-35299**

Dear Mr. Frates:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance